FUTRO & ASSOCIATES, P.C.

Attorneys and Counselors at Law

ALAMO PLAZA

1401 SEVENTEENTH STREET - 11TH FLOOR

DENVER, COLORADO 80202

TELEPHONE (303) 295-3360

FACSIMILE (303) 295-1563

TROY A. YOUNG

tyoung@futrofirm.com

May 26, 2005

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BlastGard International, Inc.
Pre-Effective Amendment 3 to Registration Statement on Form SB-2
Filed March 17, 2005
File No. 333-121455

Dear Mr. Kelly:

On behalf of BlastGard International, Inc. (“BlastGard”), following please find BlastGard’s responses to your comment letter dated April 4, 2005. The responses are numbered to correspond to the numbered comments in your letter.

1.	We acknowledge that, if applicable, comments on the Form SB-2 are comments on the Form 10-KSB and subsequent Exchange Act reports and vice versa.

2.	The aggregate principal amount of the notes ($1,420,000) converts at a fixed conversion rate of $1.50 per share into an aggregate of 946,667 shares. The additional 473,333 shares (50%) are being registered for issuance upon conversion of amounts payable as interest and penalties. The initial interest rate is 8% per annum, but the default rate is 15% per annum. The note holders have the right to demand and receive interest at the default rate upon an event of default; this would include the failure of the registration statement to become effective by March 20, 2005. The term of each note is three years, and three years of interest at 15% would require 493,095 shares (since interest accrues annually, 142,000 shares would be issued upon conversion of the $213,000 in interest for the first year, 163,300 shares for the $244,950 in interest for the second year, and 187,795 shares for the $281,692.50 in interest for the third year).

In addition, the holders may require BlastGard to accrue penalties of 2% of the principal ($28,400) every 30 days since March 20, 2005, which penalty may be converted at the conversion rate of $1.50 per share by the note holders into common stock at 200% of

FUTRO & ASSOCIATES, P.C.
Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 26, 2005

the amount due. As of today, BlastGard may be obligated to issue 75,733 shares of common stock in satisfaction of two months of penalties. The number of shares that would be required to be issued in payment of interest at the default rate (493,095 shares) and for penalties to date (75,733 shares) in fact exceeds the number registered for those purposes. Accordingly, the number of additional shares registered is a good faith estimate of the number of shares that BlastGard may reasonably expect to be required to issue as payment of interest and penalties. Besides, in the event that not all shares are issued, BlastGard has undertaken to file a post-effective amendment to remove from registration any of the shares that remain unsold at the termination of the offering.

3.	The prospectus has been revised in response to this comment. The correct number of warrants issued to Andrew Garrett, Inc. was 82,834 and 4,970. The notes to the financial statements were also corrected. The net dollar effect was $3,690; because this amount is clearly immaterial, the financial statements were not changed.

4.	The prospectus has been revised in response to this comment.

5.	The prospectus has been revised in response to this comment.

6.	The prospectus has been revised in response to this comment.

7.	The reorganization in which BlastGard Technologies, Inc. was acquired was a reverse acquisition. This was previously stated in the first paragraph of the Description of the Business section. The prospectus has been revised to further clarify this point.

8.	The prospectus has been revised in response to this comment.

9.	The disclosures in the prospectus are regarding an agreement that was between BlastGard, Inc. and Opus. The fifth paragraph on p. F-10 is referring to an entirely different agreement that was between BlastGard Technologies, Inc. and BlastGard, Inc. The disclosure on page F-10 and the information in the prospectus have been revised in response to this comment.

10.	The prospectus has been revised in response to this comment.

11.	The prospectus has been revised in response to this comment.

12.	The prospectus has been revised in response to this comment.

FUTRO & ASSOCIATES, P.C.
Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 26, 2005

13.	The prospectus has been revised in response to this comment. In addition, an agreement with one manufacturer has been included as an exhibit.

14.	The prospectus has been revised in response to this comment.

15-17.	The prospectus has been revised in response to these comments.

18.	The “company history” subsection of the Description of the Business in the prospectus has been revised and expanded to clarify how it was determined that BlastGard, Inc. is not a predecessor of BlastGard Technologies, Inc. (“BTI”). As described in the prospectus, there were some commonalities and relationships between BlastGard, Inc. and BTI, but BTI never acquired any assets or any business from BlsatGard, Inc. In addition, BlastGard Inc. never had, and neither BTI nor its founders, namely James F. Gordon, John L. Waddell, Jr. and Michael J. Gordon, ever acquired, any of the following attributes typically associated with a business: physical facilities, employees, market distribution system, sales force, customer base, operating rights, or production techniques. It is management’s position that BlastGard, Inc. was not a predecessor to BTI, and that it would be confusing, if not misleading, to investors to include historical financial statements of BlastGard, Inc.

19.	The historical financial statements for Opus have been re-inserted in the pre-effective amendment no. 4 to the Form SB-2.

20.	In response to your questions under this comment:

(a) The physical assets and accounting function were located in Clearwater, Florida at December 31, 2004;

(b) not applicable, the physical assets and accounting function were located in Clearwater, Florida and the principal place of business is Clearwater, Florida.

(c) BlastGard shipped all of its accounting documentation to Colorado and the auditors were able to perform the audit from Colorado. In its development stage status, BlastGard conducted minimal operations and maintained minimal physical assets at its Clearwater office. At December 31, 2004, approximately 20% of the assets were deferred costs, 78% of the assets were cash funds held by financial institutions and confirmed as part of the audit, and less than 2% of the assets were physical assets located at its office in Clearwater, Florida. Because the amount of physical assets was immaterial, it was not necessary to inspect the physical assets in Florida.

FUTRO & ASSOCIATES, P.C.
Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 26, 2005

21	A discount was recorded for the fair value of the warrants issued in connection with the convertible promissory notes; however, no beneficial conversion was recorded. Neither the convertible promissory notes nor the warrants contained conversion features that were “in-the-money” at the commitment date. The convertible notes do contain a provision that might reduce the conversion price in the year 2006; however, no beneficial conversion was deemed applicable or material due to the related uncertainties.

22.	The effective interest rate (16%) has been disclosed in Note 4 BlastGard’s December 31, 2004 financial statements being included in the pre-effective amendment no. 4 to the Form SB-2.

23.	The measurement date was considered to be the grant date as the quantity and terms of the transaction were known. Also, both parties based the transaction on the quoted market price on the grant date.

24.	A schedule of how the pro forma compensation expense was determined for the year ended December 31, 2004, has been included in Note 5 to the December 31, 2004 financial statements being included in the pre-effective amendment no. 4 to the Form SB-2.

25.	The information concerning the warrants issued to Basic Investors, Inc. has been added to item 16 (your comment letter incorrectly refers to item 15) in Part II of the pre-effective amendment no. 4 to the Form SB-2.

In addition to the filings made on EDGAR, you are being sent by overnight courier three hard-copies of the pre-effective amendment no. 4 to the Form SB-2, marked to show changes.

Please do not hesitate to contact me if you have any questions or require additional information.

Sincerely,

FUTRO & ASSOCIATES, P.C.

Troy A. Young

Encl.